UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CorpBanca

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Alvaro Saieh Bendeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,962,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 174,962,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,962,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.41%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Banking S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 154,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.26%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Compañía Inmobiliaria y de Inversiones Saga SpA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,589,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,589,773
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,589,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS CorpGroup Holdings Inversiones LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,962,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 174,962,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,962,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.41%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS CorpGroup Inversiones LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,962,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 174,962,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,962,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.41%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 154,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.26%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Holding Inversiones Limitada C.P.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 154,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.26%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Inversiones Corp Group Interhold LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 154,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.26%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Inversiones Gasa LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,589,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,589,773
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,589,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Common Stock”), of CorpBanca, a company formed in the Republic of Chile (the “Issuer”). The Issuer’s principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

(i) Alvaro Saieh Bendeck, a citizen of the Republic of Chile;

(ii) Corp Group Banking S.A., a company formed under the laws of the Republic of Chile (“CGB”);

(iii) Compañía Inmobiliaria y de Inversiones Saga SpA., a company formed under the laws of the Republic of Chile (“Saga”);

(iv) CorpGroup Holdings Inversiones LTDA, a company formed under the laws of the Republic of Chile (“CGHI”);

(v) CorpGroup Inversiones LTDA, a company formed under the laws of the Republic of Chile (“CGI”);

(vi) Corp Group Financial S.A., a company formed under the laws of the Republic of Chile (“CGF”);

(vii) Corp Group Holding Inversiones Limitada C.P.A., a company formed under the laws of the Republic of Chile (“CGHIL”);

(viii) Inversiones Corp Group Interhold LTDA, a company formed under the laws of the Republic of Chile (“ICGI”); and

(ix) Inversiones Gasa LTDA, a company formed under the laws of the Republic of Chile (“Gasa”).

ICGI is the controlling shareholder of CGB. CGHIL is the controlling shareholder of ICGI. CGF is the controlling person of CGHIL. Gasa is the controlling shareholder of Saga. CGI is the controlling shareholder of each of CGF and Gasa. CGHI is the sole shareholder of CGI. Mr. Saieh Bendeck is the administrator and controlling person of CGHI.

Mr. Saieh Bendeck is the administrator and controlling person of CGHI and a director of CGF. Each of the other Reporting Persons is in the business of investing in securities.

The principal business address for each of the Reporting Persons is Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable (the “Instruction C Information”).

(d)     During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The purchases of the shares of Common Stock reported herein as directly held by Saga were made with funds available to Saga and its affiliates, including capital contributions from investors. The purchases of the shares of Common Stock reported herein as directly held by CGB were made with funds available to CGB and its affiliates, including capital contributions from investors, and from funds borrowed under credit facilities.

A portion of the funds used by the Reporting Persons in their original acquisition of the controlling interest in the Issuer in 1996 were obtained from borrowed funds. All of such borrowings have been repaid. All loan agreements used by the Reporting Persons to make purchases since March 15, 2005 are identified on Schedule 1 and are filed as Exhibits hereto.

Item 4.	Purpose of Transaction.

In 1996, Mr. Saieh Bendeck and entities he controls acquired a controlling interest in the Issuer. In 2004, the Issuer began trading its American Depositary Receipts on the New York Stock Exchange.

In connection with an investment in the Issuer by the IFC Parties (as defined below), on October 4, 2012, CGB, Saga and CorpGroup Inversiones Bancarias LTDA (“Bancarias”) and Alvaro Saieh Bendeck, Ana Guzman Ahnfelt, Jorge Andres Saieh Guzman, Maria Soledad Saieh Guzman, Maria Francisca Saieh Guzman and Maria Catalina Saieh Guzman entered into a Shareholders Agreement (the “IFC Shareholders Agreement”) with International Finance Corporation, IFC African, Latin American and Caribbean Fund L.P. and the IFC Capitalization (Equity) Fund LP (together, the “IFC Parties”), which provides, among other things, that (a) CGB shall maintain control of the Issuer and maintain voting and economic interest in the Issuer equal to at least 40% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis, and (b) the IFC Parties will have the right to participate in a transfers of shares or share equivalents by CGB, Saga and Bancarias that would result in a change of control of the Issuer.

On February 7, 2013, CGB, Saga and Bancarias and the Issuer entered into a Policy Agreement (the “IFC Policy Agreement”) with the IFC Parties, which provides, among other things, that the IFC Parties shall have the right to nominate one individual to be elected to the Board of Directors of the Issuer, subject to the terms and conditions set forth in the IFC Policy Agreement.

The foregoing descriptions of the terms of the IFC Policy Agreement and the IFC Shareholders Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits B and C, respectively, and are incorporated herein by reference.

On January 29, 2014, ICGI, Gasa, the Issuer, Itaú Unibanco Holding S.A. and Banco Itaú Chile entered into a Transaction Agreement (the “Transaction Agreement”), which provides that, among other things, subject to customary closing conditions (a) Banco Itaú Chile will merge with and into the Issuer, and (b) the parties will implement other transactions, including the merger or purchase of Itaú Unibanco Holding S.A.’s subsidiary in Colombia. According to the Transaction Agreement, ICGI and Gasa will vote all of its shares in favor of the transactions contemplated therein. Upon consummation of the transactions contemplated by the Transaction Agreement, the Reporting Persons will no longer own a majority interest in the Issuer.

The Transaction Agreement provides that, on the closing date of the merger of the Issuer and Banco Itaú Chile, Itaú Unibanco Holding S.A., CGHI, ICGI, Gasa, CGB and Saga will enter into a Shareholders Agreement in the form attached to the Transaction Agreement (the “Itaú Shareholders Agreement”). The Itaú Shareholders Agreement provides that the parties shall cause the directors of the Board of Directors of the Issuer and its subsidiaries appointed by the parties to vote as a single block and in accordance with the recommendation of Itaú Unibanco Holding S.A. Among other things, the Itaú Shareholders Agreement includes other provisions relating to the Board of Directors of the Issuer and its subsidiaries, consent rights, restrictions and procedures on share transfers, rights of first offer, tag-along and drag along rights, puts and calls, non-competition and non-solicit undertakings and dividend policy. To provide security for the performance by the Corp Group entities of the Itaú Shareholders Agreement, CGB will enter into a Pledge Agreement with respect to approximately 16.42% of the outstanding shares of Common Stock of the Issuer and ICGI will enter into a Pledge Agreement with respect to 100% of its ownership interest in CGB (the “Itaú SHA Pledge Agreements”).

On January 29, 2014, ICGI and Banco Itaú BBA S.A., Nassau Branch entered into a Credit Facility Agreement (the “Itaú Credit Facility Agreement”). The Itaú Credit Facility Agreement provides for loans of up to $1.2 billion, of which $950 million is for refinancing existing loans with lenders different from Itau and $250 million is for refinancing existing loans with Itaú.

The Itaú Credit Facility Agreement has an interest rate of Libor plus 2.7% per annum and a maturity of seven years. The Itaú Credit Facility Agreement must be used solely to refinance existing debt. Pursuant to a form of Pledge Agreement (the “Itaú Credit Pledge Agreement”) attached as an exhibit to the Itaú Credit Facility Agreement, up to all of the shares of Common Stock of the Issuer owned by the Reporting Persons are required to be pledged to secure borrowings under the Itaú Credit Facility Agreement.

A detailed description of the Transaction Agreement and Itaú Shareholders Agreement is included under Item 10C of the Annual Report of the Issuer on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 15, 2014, which is incorporated herein by reference. The foregoing descriptions of the terms of the Transaction Agreement, Itaú Shareholders Agreement, Itaú SHA Pledge Agreements, Itaú Credit Facility Agreement and Itaú Credit Pledge Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are identified as Exhibits D, E, F, G and H hereto, respectively, and are incorporated herein by reference.

Subject to the terms of the agreements described herein, depending upon market conditions and other factors that it may deem material, the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

In addition, without limitation, subject to the terms of the agreements described herein, as shareholders, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Collectively, the Reporting Persons beneficially own an aggregate of 174,962,442,682 shares of Common Stock representing approximately 51.41% of the shares issued and outstanding.

CGB is the direct holder of 154,043,852,909 shares of Common Stock representing approximately 45.26% of the shares issued and outstanding.

Saga is the direct holder of 20,918,589,773 shares of Common Stock representing approximately 6.15% of the shares issued and outstanding.

Each of ICGI (as the controlling shareholder of CGB), CGHIL (as the controlling shareholder of ICGI) and CGF (as the controlling shareholder of CGHIL), may be deemed to be the beneficial owner of the securities beneficially owned directly by CGB.

Gasa (as the controlling shareholder of Saga), may be deemed to be the beneficial owner of the securities beneficially owned directly by Saga.

CGI (as the controlling shareholder of each of CGF and Gasa), CGHI (as the sole shareholder of CGI), and Mr. Saieh Bendeck (as the controlling person of CGHI) may be deemed to be the beneficial owners of the securities beneficially owned directly by CGB and Saga.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

None of the individuals identified on Annex A owns any shares of Common Stock, except as otherwise set forth in this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than CGB and Saga, to the extent of their direct holdings in Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c) On May 14, 2009, the Reporting Persons acquired more than two percent of the Issuer’s shares of Common Stock in a twelve-month period. Set forth on Schedule 1 attached hereto are transactions engaged in by the Reporting Persons and any other person identified on Annex A since March 15, 2009 (60 days prior to May 14, 2009).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3, Item 4 and Schedule 1 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Schedule 1	Transaction History

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (filed herewith).

Exhibit B	IFC Policy Agreement (filed herewith).

Exhibit C	IFC Shareholders Agreement (filed herewith).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (incorporated by reference from Exhibit 1 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (filed herewith).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (filed herewith).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (filed herewith).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of Corp Group Banking S.A. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2014

CORP GROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP HOLDINGS INVERSIONES LTDA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP INVERSIONES LTDA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORP GROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORP GROUP HOLDING INVERSIONES LIMITADA C.P.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES CORP GROUP INTERHOLD LTDA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES GASA LTDA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

/s/ Alvaro Saieh Bendeck Alvaro Saieh Bendeck

EXHIBIT INDEX

Exhibit No.	Description

Schedule 1	Transaction History

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (filed herewith).

Exhibit B	IFC Policy Agreement (filed herewith).

Exhibit C	IFC Shareholders Agreement (filed herewith).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (incorporated by reference from Exhibit 1 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translations) (filed herewith).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translations) (filed herewith).

Exhibit J	Promissory Notes to Inversions Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English translations) (filed herewith).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of Corp Group Banking S.A. (filed herewith).